Exhibit 99.1

12 July 2011

Ms. T. Oliveira

Adviser, Listings (Perth)

ASX Compliance Pty. Ltd.

Level 8, Exchange Plaza

2 The Esplanade

Perth  W.A.   6000

Dear Ms. Oliveira,

REQUEST FOR TRADING HALT

We hereby request that the Company’s shares (ASX: GTG) be placed into trading halt with immediate effect.

Pursuant to the Listing Rules, we advise that:

•                  the reason for the halt is to consider a proposed capital raising;

•                  we anticipate that the halt will be required until no later than 10.00 am on Thursday, 14 July 2011;

•                  an announcement will be made to the Market prior to that time which will clarify the Company’s position; and

•                  the Company is not aware of any reason why the trading halt should not be granted.

Please contact us should you have any questions.

Yours sincerely,

GENETIC TECHNOLOGIES LIMITED

DR. PAUL D.R. MacLEMAN
Chief Executive Officer